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                              October 12, 2023

       Pun Leung Liu
       Chief Financial Officer
       YXT.COM Group Holding Limited
       Floor 20, Building 2, No. 209, Zhuyuan Road
       High-tech District, Suzhou,
       Jiangsu, 215011, People   s Republic of China

                                                        Re: YXT.COM Group
Holding Limited
                                                            Amendment No. 7 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
15, 2023
                                                            CIK No. 0001872090

       Dear Pun Leung Liu:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2023 letter.

       Amendment No. 7 to Registration Statement on Form F-1

       Cover Page

   1.                                                   Please disclose the
location of the auditor   s headquarters on the cover page.
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
October 12,NameYXT.COM
            2023          Group Holding Limited
October
Page 2 12, 2023 Page 2
FirstName LastName
Prospectus Summary, page 6

2. We note your disclosure that you have obtained all approvals required for your operations in China. Please expand your disclosure to discuss whether you have obtained all permissions or approvals to offer the securities being registered to foreign investors. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.
VIE Consolidating Schedule (Unaudited), page 23

3.       Revise to also include the VIE Consolidating Schedules for June 30,
2023.
General

4. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendments that were filed on January 10,
         2023 and April 5, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) as defined in Securities Act Rule 405 means    the
possession, direct or indirect, of
         the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
otherwise.    The
         Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC
         government   s intent to strengthen its regulatory oversight conveys
the same risk. Please
         revise.
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
October 12,NameYXT.COM
            2023          Group Holding Limited
October
Page 3 12, 2023 Page 3
FirstName LastName
5. In your September 15, 2023 response letter to our prior comment #1, you state that
            RMB233.1 million and RMB305.5 million were recorded as research and development expenses according to ASC 350-40-25 and ASC 730-10-15 for the years ended December
         31, 2021 and 2022 respectively.    Topic 350-40-15-7 clarifies which
costs for internal-use
         software are included in research and development that may be are accounted for in accordance with Subtopic 730-10.
             Please identify which paragraph(s) under Subtopic 350-40-15-7 you are relying on for your analysis with respect to all research and development expenses that you
              characterize according to Topic 730-10.
             Please identify with specificity which expenses you believe are appropriately characterized under the paragraphs identified above.

       Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Li He